Date: June 29, 2023

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Notice of Disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sumitomo Mitsui Financial Group, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended March 31, 2023.

Very truly yours,

Sumitomo Mitsui Financial Group, Inc.

/s/ Fumihiko Ito
Name:	Fumihiko Ito
Title:	Senior Managing Corporate Executive Officer Group Chief Financial Officer